JASPER EXPLORATIONS INC.
9012 – 100 St.
Westlock, Alberta
Canada T7P 2L4

April 26, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	Jasper Explorations Inc. (the “Company”)
Amendment no. 2 to Registration Statement on Form S-1
Filed March 3, 2011
File No. 333-171373

In response to your letter dated March 15, 2011, please see the below responses:

1.	We have attempted to make corresponding changes where applicable and have attempted to respond to each bullet point as applicable and made page references where applicable.

2.	The executed asset purchase agreement has been filed as an exhibit.

3.	The claims were restaked and are now registered under the following tenure numbers: 834563 and 844887.

4.	The date of payment for fees has been disclosed.

5.	We have updated the audited financial information to December 31, 2010.

6.	We have changed the references to indicate the appropriate filing date.

7.	the audit consent has been updated to April 26, 2011.

Thank you for your assistance.

Very truly yours,
Jasper Explorations Inc.
/s/
----------------------------------
Robert Denman

Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)